03014878

303/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2003 PROCESSING WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 48843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Research Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3651 FAU Boulevard, Suite 200
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Harold Gassenheimer 561-416-5222 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – *if individual, state last, first, middle name*)

1900 NW Corp. Blvd. Suite 300 E (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, E. Harold Gassenheimer________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Avalon Research Group, Inc.____, as of _December 31_______________________________, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

E. Harold Gassenheimer
Signature

Chief Financial Officer________________
Title

Valerie S. Phillips
Commission #DD155172
Expires: Oct 03, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (0) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$	204,559
Restricted Cash		555,595
Accounts Receivable		10,000
Commission and Broker Receivables		751,884
Notes Receivable – Related Parties		69,720
Securities Owned:		
Marketable, at Market Value		82,351
Not Readily Marketable, at Estimated Fair Value		20,100
Deposits		113,883
Prepaid Expenses		49,233
Advances to Employees		16,087
Property and Equipment, net		423,189
	$	2,296,601

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	230,752
Accrued Liabilities		182,592
Broker Payables		266,760
Commissions Payable		260,673
Note Payable		23,834
Deferred Revenue		60,000
Capital Lease Obligation		88,062
		1,112,673
COMMITMENTS AND CONTINGENCIES		
Subordinated Loans		350,000
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized 100 Shares; Issued and Outstanding 87.5 Shares		-
Retained Earnings		833,928
Total Stockholders' Equity		833,928
	$	2,296,601

The Accompanying Notes are an Integral Part of These Financial Statements